     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1999

                                                 REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   8X8, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           77-0142404
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                           2445 MISSION COLLEGE BLVD.
                             SANTA CLARA, CA 95054
                                 (408) 727-1885
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   PAUL VOOIS
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                   8X8, INC.
                           2445 MISSION COLLEGE BLVD.
                             SANTA CLARA, CA 95054
                                 (408) 727-1885
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                             JOHN T. SHERIDAN, ESQ.
                            JEFFREY A. HERBST, ESQ.
                              STEPHEN E. KIM, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


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                                                                                     PROPOSED
                                                              PROPOSED               MAXIMUM
          TITLE OF EACH CLASS                  AMOUNT        MAXIMUM OFFERING       AGGREGATE            AMOUNT OF
     OF SECURITIES TO BE REGISTERED       TO BE REGISTERED   PRICE PER SHARE(1)   OFFERING PRICE(1)   REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..........  2,867,976 shares         $4.50             $12,905,892           $3,590
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on June 4, 1999, as reported on the Nasdaq National Market.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 10, 1999

PROSPECTUS

                        2,867,976 SHARES OF COMMON STOCK

                                   8X8, INC.

     This prospectus relates to the public offering, which is not being underwritten, of 2,867,976 shares of our common stock which is held by the selling stockholders identified on page 15 of this prospectus.

     The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "EGHT." On June 9, 1999, the last sale price of our common stock was $5.16 per share.

     THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" COMMENCING ON PAGE 4 IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June   , 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED OR CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning 8x8, Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders have sold all their shares.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the year ended March 31, 1999 filed May 24, 1999.

     2. Our Proxy Statement dated June 8, 1999, filed in connection with our 1999 Annual Meeting of Stockholders.

     3. Our Current Report on Form 8-K, filed with the SEC on June 7, 1999.

     4. Our Current Report on Form 8-K filed with the SEC on June 7, 1999.

     5. The description of our common stock in our registration statement on Form 8-A, filed with the SEC on November 21, 1996, including any amendments or reports filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You should direct any requests for documents to Sandra L. Abbott, Chief Financial Officer and Vice President, Finance, 2445 Mission College Blvd., Santa Clara, California 95054, telephone: (408) 727-1885.

                                  THE COMPANY

     We develop, manufacture and market telecommunication equipment with an emphasis on multimedia Internet protocol applications. Our products are highly integrated, leverage our proprietary technology and are comprised of communication semiconductors, multimedia compression algorithms, network protocols and embedded system design. These products may be used in applications including voice-over-IP, video monitoring and streaming, and videoconferencing. We market our products mainly to original equipment manufacturers, but also to end users for our video monitoring system products.

     We recently organized into two business units. The first business unit, Broadband Telephony, markets our telecommunications products to OEMs. This business unit's product line includes the Audacity processor, the Symphony voice-over-IP module, and our videoconferencing and videophone semiconductors. The second business unit, Video Monitoring, markets our monitoring products under the RSM brand name to end users. In addition, we will continue to sell our existing inventory of ViaTV videophone products through select channels over the next several quarters.

     In May 1999 we announced that we had entered into a definitive agreement to acquire Odisei S.A., a privately held, development stage company based in Sophia Antipolis, France, that develops Internet protocol telephony software. Odisei is developing a scalable, Java-based software solution for managing voice-over-IP networks. The software will run on a carrier-grade server located at a telephony service provider's site and will provide complete voice and data services over T1/E1, xDSL or cable communication links. The acquisition closed on May 24, 1999.

     Our principal offices are located at 2445 Mission College Blvd., Santa Clara, California 95054 and our telephone number is (408) 727-1885.

                                  RISK FACTORS

     Before you invest in our common stock, you should become aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our common stock. The risks set out below may not be exhaustive.

WE HAVE A HISTORY OF LOSSES AND WE ARE UNCERTAIN AS TO OUR FUTURE PROFITABILITY.

     We recorded operating losses of $20.2 million and $13.6 million in the years ended March 31, 1999 and 1997, respectively, and operating losses in three of the four quarters in fiscal 1998. We would not have been profitable in fiscal 1998 had we not received nonrecurring license and other revenues. Revenues fluctuated from $19.1 million in fiscal 1997 to $49.8 million in fiscal 1998 to $31.7 million in fiscal 1999. In view of our historical operating losses, we cannot be certain that we will be able to achieve profitability on either an annual or quarterly basis.

OUR OPERATING RESULTS MAY DECLINE FROM PREVIOUS PERIODS IF WE ARE UNABLE TO SECURE FUTURE LICENSE AND OTHER SOURCES OF REVENUES.

     In the past, we have received substantial revenues from licensing of technology. License and other revenues, all of which were nonrecurring, were $5.5 million, $14.5 million and $3.9 million in the fiscal years ended March 31, 1999, 1998 and 1997, respectively. If we do not receive additional revenues from licensing of our technology in the future, our operating results may decline from previous periods.

WE HAVE DISCONTINUED OUR VIATV PRODUCT LINE AND IF WE CANNOT LOWER EXPENSES AND SELL REMAINING INVENTORY, OUR OPERATING RESULTS MAY DECLINE.

     We announced in April 1999 that we would cease production of our ViaTV product line and withdraw from its distribution channels over the subsequent several quarters. In fiscal 1999 and 1998, ViaTV revenues represented 49% and 38% respectively of product revenues. With the discontinuation of production, it is not clear how much, if any, revenue we will be able to generate from selling our existing inventories of ViaTV's. We do not expect to be able to generate revenues from our other products to compensate for the loss of ViaTV revenues for at least the next twelve months, if at all. If we cannot adequately compensate for lower revenues with decreased manufacturing overhead expenses and with lower operating expenses, it could have a material adverse effect on our business and operating results.

     In fiscal 1999, we recognized a $5.7 million expense associated with valuing the ViaTV inventory at the current estimated fair market value. Our discontinuation of the sale of ViaTV's may also result in higher levels of product returns, the necessity of granting price protection to resellers, more lengthy receivable collection cycles and higher warranty costs, which may have a material adverse effect on our business and operating results. If we are unable to sell the remaining ViaTV inventory in a timely manner, at or above the estimated fair market value, it would have a material adverse effect on our business and operating results. At March 31, 1999, the ViaTV inventory was recorded on our financial statements at a value of $2.5 million.

     Our operating results historically have been subject to increased seasonality with sales higher during our third fiscal quarter, corresponding to the Christmas shopping season. Our discontinuation of ViaTV products may result in substantially different patterns in operating results.

THE GROWTH OF OUR BUSINESS AND FUTURE PROFITABILITY DEPENDS ON FUTURE BROADBAND TELEPHONY REVENUE.

     We believe that our business and future profitability will be largely dependent on widespread market acceptance of our broadband telephony products. Neither our videoconferencing semiconductor business nor our video monitoring business have provided, nor are they expected to provide sufficient revenues to profitably operate our business. To date, we have not sold any significant quantities of broadband telephony products. If we are not able to generate revenue selling into the broadband telephony market, it would have a material adverse effect on our business and operating results.

OUR FUTURE OPERATING RESULTS MAY NOT FOLLOW PAST TRENDS DUE TO MANY FACTORS AND ANY OF THESE COULD CAUSE OUR STOCK PRICE TO FALL.

     Our historical operating results have fluctuated significantly and will likely continue to fluctuate in the future, and a decline in our operating results could cause our stock price to fall. On an annual and a quarterly basis there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

     - changes in market demand;

     - the timing of customer orders;

     - competitive market conditions;

     - lengthy sales cycles, regulatory approval cycles;

     - new product introductions by us or our competitors;

     - market acceptance of new or existing products;

     - the cost and availability of components;

     - the mix of our customer base and sales channels;

     - the mix of products sold;

     - the management of inventory;

     - the level of international sales;

     - continued compliance with industry standards; and

     - general economic conditions.

     Our gross margin is affected by a number of factors including, product mix, the recognition of license and other revenues for which there may be no or little corresponding cost of revenues, product pricing, the allocation between international and domestic sales, the percentage of direct sales and sales to resellers, and manufacturing and component costs. The markets for our products are characterized by falling average selling prices. We expect that, as a result of competitive pressures and other factors, gross profit as a percentage of revenue for our semiconductor products will likely decrease for the foreseeable future. The market for IP telephony semiconductors is likely to be a high volume market characterized by commodity pricing. We will not be able to generate average selling prices or gross margins for our broadband telephony semiconductors similar to those that we have historically commanded for our videoconferencing semiconductors. In addition, the gross margins for our video monitoring and broadband systems products are, and will likely continue to be, substantially lower than the gross margins for our semiconductors. In the likely event that we encounter significant price competition in the markets for our products, we could be at a significant disadvantage compared to our competitors, many of which have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure.

     Variations in timing of sales may cause significant fluctuations in future operating results. In addition, because a significant portion of our business may be derived from orders placed by a limited number of large customers, including OEM customers, the timing of such orders can also cause significant fluctuations in our operating results. For example, 3Com, which purchased approximately 34% of ViaTV videophones sold by us in the year ended March 31, 1998, has not ordered additional products from us since delivery of its purchases in the quarter ended December 31, 1997. Anticipated orders from customers may fail to materialize. Delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements or international economic conditions. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing products, which would also have a material adverse effect on our business and operating results.

     As a result of these and other factors, it is likely that in some future period our operating results will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for our common stock.

     We may not be able to manage our inventory levels effectively which may lead to inventory obsolescence which would force us to lower our prices.

     Our products have lead times of up to several months, and are built to forecasts that are necessarily imprecise. Because of our practice of building our products to necessarily imprecise forecasts, it is likely that, from time to time, we will have either excess or insufficient product inventory. In particular, we had significant inventory quantities of ViaTV products, both on hand and at our retail distributors when we discontinued production in April 1999. In the fourth quarter ended March 31, 1999, cost of product revenues included a $5.7 million charge associated with the write off of inventories related to our decision to cease production and distribution of our ViaTV product line. At March 31, 1999, the ViaTV inventory was recorded at a value of $2.5 million. Because retailers and other distributors may have contractual rights to price protection if we decrease the selling price, and because we may need to significantly decrease the selling price to sell existing ViaTV inventory, our cost of such inventory may exceed our actual selling price. Excess inventory levels will subject us to the risk of inventory obsolescence and the risk that our selling prices may drop below our inventory costs, while insufficient levels of inventory may negatively affect relations with customers. Any of these factors could have a material adverse effect on our operating results and business.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL IN 2000 TO SUPPORT OUR GROWTH, AND FAILURE TO DO SO IN A TIMELY MANNER MAY CAUSE US TO DELAY OUR PLANS FOR GROWTH.

     We believe that we will be able to fund planned expenditures and satisfy our cash requirements for at least the next twelve months from cash flow from operations, if any, and existing cash balances. As of March 31, 1999, we had approximately $15.8 million in cash and cash equivalents. However, we currently estimate that we will be required to raise additional financing at some point during calendar year 2000 and if we are unable to do so, our growth may be limited. We will be evaluating financing alternatives prior to that time. We may also seek to exploit business opportunities that will require additional capital from equity or debt sources in order to finance growth and capital requirements. In particular, the development and marketing of new products could require a significant commitment of resources, which could in turn require us to obtain additional financing earlier than otherwise expected. We may not be able to obtain additional financing as needed on acceptable terms or at all which would force us to delay our plans for growth and implementation of our strategy.

WE DEPEND ON PURCHASE ORDERS FROM KEY CUSTOMERS AND FAILURE TO RECEIVE SIGNIFICANT PURCHASE ORDERS IN THE FUTURE WOULD CAUSE A DECLINE IN OUR OPERATING RESULTS.

     Historically, a significant portion of our sales have been to relatively few customers, although the composition of these customers has varied. Revenues from our ten largest customers in the years ended March 31, 1999, 1998 and 1997 accounted for approximately 40%, 61% and 61%, respectively, of total revenues. 3Com accounted for 20% of total revenues during the year ended March 31, 1998 and ASCII, our former distributor in Japan, accounted for 13% of total revenues during the year ended March 31, 1997. Substantially all of our product sales have been made, and are expected to continue to be made, on a purchase order basis. None of our customers has entered into a long-term agreement requiring them to purchase our products. In the future, we will need to gain purchase orders for our products to earn additional revenue. Further, all of our license and other revenues are nonrecurring.

THE GROWTH OF OUR BUSINESS DEPENDS ON THE GROWTH OF THE IP TELEPHONY MARKET.

     Success of our broadband telephony product strategy assumes that there will be future demand for IP telephony systems. In order for the IP telephony market to continue to grow, several things need to occur. Telephone service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. IP networks must improve their quality of service for real-time communications, managing effects such as packet jitter, packet loss and unreliable bandwidth, so that toll-quality service can be provided. IP telephony equipment must achieve the five-nines reliability that users of the public switched telephone network have come to expect from their telephone service. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur our business will not grow.

TECHNICAL AND QUALITY DIFFICULTIES COULD IMPEDE MARKET ACCEPTANCE OF OUR VIDEO MONITORING PRODUCTS WHICH WOULD LIMIT OUR GROWTH.

     Due to bandwidth constraints, our video monitoring products transmit video over a plain old telephone system, which is known as POTS, at a frame rate and resolution that are significantly less than the frame rate and resolution of standard closed circuit TV monitors. Furthermore, our video monitoring products transmit audio over a POTS line with a fidelity that is often less than toll quality and that degrades in the presence of background noise. The POTS infrastructure varies widely in configuration and integrity, which can degrade, make unreliable or even eliminate the digital connections between our video monitoring products. The security industry demands a high degree of quality, robustness and reliability of its products. Actual or perceived technical difficulties or insufficient video or audio quality could cause our existing customers to forego future purchases or cause potential customers to seek alternative solutions, either of which would limit the growth of our business.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE DEPEND ON NEW PRODUCT INTRODUCTION IN ORDER TO MAINTAIN AND GROW OUR BUSINESS.

     IP telephony and video monitoring are emerging markets and are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully, we must continue to design, develop, manufacture and sell new and enhanced products that provide increasingly higher levels of performance and reliability and lower cost, take advantage of technological advancements and changes, and respond to new customer requirements. Our success in designing, developing, manufacturing and selling such products will depend on a variety of factors, including:

     - the identification of market demand for new products;

     - product selection;

     - timely implementation of product design and development;

     - product performance;

     - cost-effectiveness of products under development;

     - effective manufacturing processes; and

     - the success of promotional efforts.

     We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance or if such new product introductions decrease demand for existing products, our operating results would decline and our business would not grow.

IF WE DO NOT DEVELOP AND MAINTAIN SUCCESSFUL PARTNERSHIPS FOR BROADBAND TELEPHONY PRODUCTS, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR SOLUTIONS.

     We are entering into new market areas and our success is partly dependent on our ability to forge new marketing and engineering partnerships. IP telephony communications systems are extremely complex and no single company possesses all the required technology components needed to build a complete end to end solution. Partnerships will be required to augment our development programs and to assist us in marketing complete solutions to our customer base. We may not be able to develop such partnerships in the course of our product development. Even if we do establish the necessary partnerships, we may not be able to adequately capitalize on these partnerships to aid in the success of our business.

ACQUISITIONS, WHICH ARE INHERENTLY RISKY, ARE PART OF OUR GROWTH STRATEGY.

     As part of our growth strategy, we may make acquisitions of, or significant investments in, businesses that offer complementary products, services and technologies. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization of expenses related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

     - the difficulties in the integration and assimilation of the operations, technologies, products and personnel of an acquired business;

     - the diversion of management's attention from other business concerns;

     - the availability of favorable acquisition financing for future acquisitions;

     - the potential loss of key employees from either our pre-existing businesses or any acquired business; and

     - the assumption of liabilities of any acquired company.

     Our inability to successfully integrate any acquired company could adversely affect our business.

INABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY OR INFRINGEMENT BY US OF A THIRD PARTY'S PROPRIETARY TECHNOLOGY WOULD DISRUPT OUR BUSINESS.

     We rely in part on trademark, copyright and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We also rely in part on patent laws to protect our intellectual property in the United States and abroad. We currently hold nine United States patents, including patents relating to programmable integrated circuit architectures, telephone control arrangements, software structures and memory architecture technology, and have a number of United States and foreign patent applications pending. We cannot predict whether such patent applications will result in an issued patent. We may not be able to protect our proprietary rights in the United States or abroad (where effective intellectual property protection may be unavailable or limited) and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We have in the past licensed and in the future expect to continue licensing our technology to others, many of whom are located or may be located abroad. There are no assurances that such licensees will protect our technology from misappropriation. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business and operating results.

     There has been substantial litigation in the semiconductor, electronics and related industries regarding intellectual property rights, and from time to time third parties may claim infringement by us of their intellectual property rights. Our broad range of technology, including systems, digital and analog circuits, software and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could be material, and we could be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. There can be no assurance that we will prevail in these discussions and actions, or that other actions alleging infringement by the Company of third-party patents will not be asserted or prosecuted against the Company.

     On March 2, 1999, we were informed that the Lemelson Foundation Partnership filed a lawsuit in the United States District Court in Phoenix, Arizona on February 26, 1999, against us and eighty-seven other United States semiconductor and electronics companies for alleged infringement of patent rights claimed to be owned by the Lemelson Medical Foundation. Litigation may be necessary in the future to determine the validity and scope of the claimed proprietary rights of the Lemelson Medical Foundation, or to defend against the alleged claims of infringement. Such litigation could result in substantial costs and diversion of management time and resources. If we were found to be infringing on the alleged intellectual property rights of the Lemelson Medical Foundation, we could be subject to liabilities for such infringement, which could be material, and we could be required to refrain from using, manufacturing or selling certain products or using certain processes.

THE FAILURE OF IP NETWORKS TO MEET THE RELIABILITY AND QUALITY STANDARDS REQUIRED FOR VOICE COMMUNICATIONS WOULD RENDER OUR PRODUCTS OBSOLETE.

     Circuit-switched networks such as the public switched telephone network feature a very high reliability, with a guaranteed quality of service. The common standard for reliability of carrier-grade real-time voice communications is 99.999%, meaning that the network can be down for only a few minutes per year. In addition, such networks have imperceptible delay and consistently satisfactory audio quality. Emerging broadband IP networks such as LANs, WANs and the Internet, or emerging last mile technologies such as cable, DSL and wireless local loop will not be used for telephony unless such networks and technologies can provide reliability and quality consistent with these standards.

OUR PRODUCTS MUST COMPLY WITH INDUSTRY STANDARDS AND FCC REGULATIONS, AND CHANGES MAY REQUIRE US TO MODIFY EXISTING PRODUCTS.

     In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Broadband telephony products rely heavily on standards such as H.323, SGCP, MGCP, and H.GCP to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. Furthermore, the industry has had difficulty achieving true multivendor interoperability for highly complex standards such as
H.323. We also must comply with certain rules and regulations of the Federal Communications Commission regarding electromagnetic radiation and safety standards established by Underwriters Laboratories as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our broadband telephony products, which would have a material adverse effect on our business and operating results.

WE MAY TRANSITION TO SMALLER GEOMETRY PROCESS TECHNOLOGIES AND HIGHER LEVELS OF DESIGN INTEGRATION WHICH COULD DISRUPT OUR BUSINESS.

     We continuously evaluate the benefits, on an integrated circuit, product-by-product basis, of migrating to smaller geometry process technologies in order to reduce costs and we have commenced migration of certain future products to smaller geometry processes. We believe that the transition of our products to increasingly smaller geometries will be important for us to remain competitive. We have in the past experienced difficulty in migrating to new manufacturing processes, which has resulted and could continue to result in reduced yields, delays in product deliveries and increased expense levels. Moreover, we are dependent on relationships with our foundries and their partners to migrate to smaller geometry processes successfully. If any such transition is substantially delayed or inefficiently implemented we may experience delays in product introductions and incur increased expenses. As smaller geometry processes become more prevalent, we expect to integrate greater levels of functionality as well as customer and third-party intellectual property into our products. Some of this intellectual property includes analog components for which we have little or no experience or in-house expertise. We cannot predict whether higher levels of design integration or the use of third-party intellectual property will adversely affect our ability to deliver new integrated products on a timely basis, or at all.

IF WE DISCOVER PRODUCT DEFECTS, WE MAY HAVE PRODUCT-RELATED LIABILITIES WHICH MAY CAUSE US TO LOSE REVENUES OR DELAY MARKET ACCEPTANCE OF OUR PRODUCTS.

     Products as complex as those offered by us frequently contain errors, defects and functional limitations when first introduced or as new versions are released. We have in the past experienced such errors, defects or functional limitations. We sell products into markets that are extremely demanding of robust, reliable, fully functional products. Therefore delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our credibility with its customers and adversely affect our ability to retain its existing customers and to attract new customers. Moreover, such errors, defects or functional limitations could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require significant expenditures of capital and resources by us. Despite testing by us, our suppliers or our customers may find errors, defects or functional limitations in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against our, or the loss of credibility with our current and prospective customers.

WE HAVE SIGNIFICANT INTERNATIONAL OPERATIONS WHICH SUBJECTS US TO RISKS THAT COULD CAUSE OUR OPERATING RESULTS TO DECLINE.

     Sales to customers outside of the United States represented 43%, 47% and 54% of total revenues in the fiscal years ended March 31, 1999, 1998 and 1997, respectively. Specifically, sales to customers in the Asia Pacific region represented 26%, 25% and 33% of our total revenues for the fiscal years ended March 31, 1999, 1998 and 1997, respectively, while sales to customers in Europe represented 17%, 22% and 21% of our total revenues for the same periods, respectively.

     International sales of our semiconductors will continue to represent a substantial portion of our product revenues for the foreseeable future. In addition, substantially all of our current products are, and substantially all of our future products will be, manufactured, assembled and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including general economic conditions in regions such as Asia, changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable and difficulty in staffing and managing foreign operations. We are also subject to geopolitical risks, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships, in connection with its international operations. A significant decline in demand from foreign markets, which may result from the current economic conditions in the Asia Pacific region, or for other reasons could have a material adverse effect on our business and operating results.

WE NEED TO EXPAND OUR MANAGEMENT SYSTEMS AND HIRE AND RETAIN KEY PERSONNEL TO SUPPORT OUR PRODUCTS.

     The development and marketing of our broadband telephony and video monitoring products will continue to place a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth effectively will require us to successfully attract, train, motivate, retain and manage employees, particularly key engineering and managerial personnel, to effectively integrate new employees into our operations and to continue to improve our operational, financial and management systems. Our failure to manage growth and changes in our business effectively and to attract and retain key personnel could limit our growth and the success of our products and business.

     Further, we are highly dependent on the continued service of and our ability to attract and retain qualified technical, marketing, sales and managerial personnel. The competition for such personnel is intense, particularly in the San Francisco Bay area where we are located. The loss of any key person or the failure to recruit additional key technical and sales personnel in a timely manner would have a material adverse effect on our business and operating results. We currently do not have employment contracts with any of our employees and we do not maintain key person life insurance policies on any of our employees.

FAILURE OF OUR COMPUTER SYSTEMS AND SOFTWARE PRODUCTS TO PROPERLY RECOGNIZE THE YEAR 2000 COULD ADVERSELY AFFECT OUR BUSINESS.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As the year 2000 approaches, these field codes will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." We are assessing the readiness of our products, internal computer systems, as well as the third-party equipment and software that we utilize, for the year 2000. We cannot assure you that all of our operating systems and software will be year 2000 compliant. Additionally, we cannot be certain that our customers, subcontract manufacturers, component suppliers and other providers of goods and services upon which we depend will be year 2000 compliant. Any failure of our computer systems and software products or those of our customers or suppliers to properly recognize the year 2000 could adversely affect our business.

CERTAIN PROVISIONS IN OUR CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKE-OVER ATTEMPTS AND THUS DEPRESS THE MARKET PRICE OF OUR STOCK.

     Provisions of our Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. These provisions include:

     - elimination of the right of the stockholders to act by written consent without a meeting;

     - elimination of cumulative voting by stockholders in the election of directors;

     - advance notice requirements for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and

     - the ability of our Board of Directors to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders.

     These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

OUR STOCK PRICE HAS BEEN VOLATILE AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE.

     The market price of the shares of our common stock has been and is likely to be highly volatile. It may be significantly affected by factors such as:

     - actual or anticipated fluctuations in our operating results;

     - announcements of technical innovations;

     - loss of key personnel;

     - new products or new contracts by us, our competitors or their customers;

     - governmental regulatory action;

     - developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts and other factors which could be unrelated to, or outside our control.

     The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the issuing company. If our stock price is volatile, we may also be subject to such litigation. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would disrupt business and could cause a decline in our operating results. Any settlement or adverse determination in such litigation would also subject us to potentially significant liability.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN.

     You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

     The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

     On May 24, 1999, we issued an aggregate of 2,867,976 shares of common stock to the stockholders of Odisei S.A. pursuant to a stock exchange agreement. Under the terms of the stock exchange agreement, we own all but six shares of Odisei, thereby making Odisei our majority-owned subsidiary.

                              SELLING STOCKHOLDERS

     All of the common stock registered for sale pursuant to this prospectus are owned by the selling stockholders as the former stockholders of Odisei and all of the shares offered by the selling stockholders were acquired in connection with the stock exchange agreement.

     The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock by the selling stockholders, as of June 7, 1999. The following table assumes that the selling stockholders sell all of their shares. We are unable to determine the exact number of shares that will actually be sold. Dominique P. Pitteloud was appointed as a Vice President of 8x8 after we acquired Odisei and Frederic Artru is the chief executive officer of Odisei. None of the other selling stockholders has held any position or office or had a material relationship with us, except that certain of them are non-officer employees of Odisei.

     The number and percentage of shares beneficially owned is based on 15,437,239 shares outstanding at May 20, 1999, determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of June 8, 1999 through exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                                                               SHARES
                                                                            BENEFICIALLY
                                                                            OWNED AFTER
                                       NUMBER OF SHARES                     OFFERING(1)
                                      BENEFICIALLY OWNED   SHARES BEING   ----------------
NAME AND ADDRESS OF BENEFICIAL OWNER  PRIOR TO OFFERING      OFFERED      NUMBER   PERCENT
------------------------------------  ------------------   ------------   ------   -------
Frederic Artru......................       751,188           751,188        0         0%
  3353, Rte. De St. Mathieu
  Grasse, France 06130

Michel de Guilhermier...............       178,796           178,796        0         0%
  175 Q, Boulevard Jean Jaures
  Boulogne, France 92100

Philippe Artru......................       139,996           139,996        0         0%
  4, Place Bir Hakeim
  Grenoble, France 38000

Monique Artru.......................       139,996           139,996        0         0%
  10, Alleedu Chateau
  Meylan, France 38240

Marc Sounigo........................        99,600            99,600        0         0%
  4, rue Paul Baudry
  Paris, France 75008

Christophe Chausson.................        80,000            80,000        0         0%
  26 Boulevard Malesherbes
  Paris, France 75008

                                                                               SHARES
                                                                            BENEFICIALLY
                                                                            OWNED AFTER
                                       NUMBER OF SHARES                     OFFERING(1)
                                      BENEFICIALLY OWNED   SHARES BEING   ----------------
NAME AND ADDRESS OF BENEFICIAL OWNER  PRIOR TO OFFERING      OFFERED      NUMBER   PERCENT
------------------------------------  ------------------   ------------   ------   -------
Renaud Artru........................        80,000            80,000        0         0%
  11, allee de la Piat
  Meylan, France 38240

Renee Artru.........................        80,000            80,000        0         0%
  11, allee de la Piat
  Meylan, France 38240

Claude Rameau.......................        66,400            66,400        0         0%
  38, Quai Lallia
  Le Mee Sur Seine, France 77350

Marie Madeleine Novel...............        64,000            64,000        0         0%
  45, Rue Bois Levret
  St. Maurice L'Exile, France 38550

Dominique Pitteloud.................       303,200           303,200        0         0%
  917 Sycamore Drive
  Palo Alto, CA 94403

Nicolas Jourdier....................        53,200            53,200        0         0%
  8, Rouget De Lisle
  Le Vesinet, France 78110

Hubert Novel........................        48,000            48,000        0         0%
  45, Rue Bois Levret
  St. Maurice L'Exile, France 38550

Philippe Dewost.....................        24,000            24,000        0         0%
  41 Camille Desmoulins
  Issy-les-Moulineaux C, France
     92442

Stanislas Artru.....................        20,400            20,400        0         0%
  26, Chemin De La Forestiere
  Batiment 3
  Ecully, France 69130

Xavier Artru........................        16,000            16,000        0         0%
  43, rue Joseph Ricard
  St. Foy Les Lyon, France 69110

Raymonde Artru......................        16,000            16,000        0         0%
  Residence Lucie Pellat
  Montbonnot, France 38330

Geraldine Artru.....................           420               420        0         0%
  26, Chemin De La Forestiere
  Batiment 3
  Ecully, France 69130

                                                                               SHARES
                                                                            BENEFICIALLY
                                                                            OWNED AFTER
                                       NUMBER OF SHARES                     OFFERING(1)
                                      BENEFICIALLY OWNED   SHARES BEING   ----------------
NAME AND ADDRESS OF BENEFICIAL OWNER  PRIOR TO OFFERING      OFFERED      NUMBER   PERCENT
------------------------------------  ------------------   ------------   ------   -------
Sophie Artru........................           420               420        0         0%
  3353 Rte. De St. Mathieu
  Grasse, France 06130

Phac le Tuan........................        47,600            47,600        0         0%
  2075 Zanker Road
  San Jose, CA 95131

Pierre Opman........................       132,800           132,800        0         0%
  Chaussee De Waterloo 777
  Bruxelles, Belgium 1180

Nathalie Artru......................        84,400            84,400        0         0%
  Iztazqual Street
  Mannai Round about _BP2636
  Doha, Qatar

Bianca Finance......................       132,800           132,800        0         0%
  49 Route de Croissy
  78110 Le Vesnet
  France

Sylvie Sauret.......................        14,668            14,668        0         0%
  6, Place Mejane-Garbejaire
  Valbonne, France 06560

Jean-Hugues Robert..................        84,000            84,000        0         0%
  3169, Avenue Marcel Pagnol
  La Gaude, France 06610

Pascal Jacob........................        40,800            40,800        0         0%
  158 Chemin des Peyroues
  Mougins, France 06250

Marc Petit-Huguenin.................        40,000            40,000        0         0%
  943, Chemin de Vosgelades
  Vence, France 06140

Kris Hasenjager.....................        26,668            26,668        0         0%
  17, Traverse du Barry
  Valbonne, France 06560

Vincent Figari......................        37,332            37,332        0         0%
  19, Rue de Gonelle, le
     Haut-Sartoux
  Valbonne, France 06560

Philippe Boyer......................        13,332            13,332        0         0%
  23 Avenue de Tournamy
  Mougins, France 06250

                                                                               SHARES
                                                                            BENEFICIALLY
                                                                            OWNED AFTER
                                       NUMBER OF SHARES                     OFFERING(1)
                                      BENEFICIALLY OWNED   SHARES BEING   ----------------
NAME AND ADDRESS OF BENEFICIAL OWNER  PRIOR TO OFFERING      OFFERED      NUMBER   PERCENT
------------------------------------  ------------------   ------------   ------   -------
Nicolas Gironi......................        13,332            13,332        0         0%
  18, Montee de Cimiez
  Nice, France 06000

Olivier Chicha......................        30,668            30,668        0         0%
  10, Bvd. Edouart Baudoiun
  Juan-les-Pins, France 06160

Isabelle Dalmasso...................         8,000             8,000        0         0%
  Miremonts-Chemin de Vence
  Magagnosc, France 06520

-------------------------
(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of 8x8's outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares on the Nasdaq National Market, or in private sales at negotiated prices. The shares may be sold by one or more of the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

     - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers or agents to participate. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     The selling stockholders and any underwriter, broker-dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act of 1933.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to 8x8, Inc.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

             ------------------------------------------------------
             ------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAVE BEEN NO CHANGE IN THE AFFAIRS OF 8X8, INC. SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Where You Can Find More
  Information.......................    2
The Company.........................    3
Risk Factors........................    4
Use of Proceeds.....................   14
Issuance of Common Stock to Selling
  Stockholders......................   14
Selling Stockholders................   15
Plan of Distribution................   19
Legal Matters.......................   20
Experts.............................   20

             ------------------------------------------------------
             ------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                   8X8, INC.

                                2,867,976 Shares

                                       of

                                  Common Stock

                              --------------------

                                   PROSPECTUS

                              --------------------
                                  June  , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee........................................  $ 3,590
NASDAQ National Market listing fee..........................   17,500
Legal fees and expenses.....................................   10,000
Accounting fees and expenses................................   10,000
Miscellaneous expenses......................................    8,910
                                                              -------
  Total.....................................................  $50,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article VI of the Bylaws of the Registrant provides that: (i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Registrant's policy is to enter into an indemnification agreement having the form filed as Exhibit 10.1 to Registration Statement No. 333-15627 with each of its directors and executive officers, that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which such person provides services at the request of the Registrant. The Registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, the Registrant's Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party:

          (a) if a court of competent jurisdiction, by final judgment or decree, shall determine that (i) the claim or claims in respect of which indemnity is sought arise from an indemnitee's fraudulent, dishonest or willful misconduct, or (ii) such indemnity is not permitted under applicable law; or

          (b) on account of any suit in which judgment is rendered for an accounting of profits made from the purchase or sale by an indemnitee of securities of the Registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; or

          (c) for any acts or omissions or transactions from which a director may not be relieved or liability under the Delaware General Corporation Law; or

          (d) with respect to proceedings or claims initiated or brought voluntarily by an indemnitee and not by way of defense, except (i) with respect to proceedings brought in good faith to establish or enforce a right to indemnification under the indemnification agreement or any other statute or law, or (ii) at the Registrant's discretion, in specific cases if the Board of Directors of the Registrant has approved the initiation or bringing of such suit; or

          (e) for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to an indemnitee by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the Registrant; or

          (f) on account of any suit brought against an indemnitee for misuse or misappropriation of non-public information, or otherwise involving indemnitee's status as an "insider" of the Registrant, in connection with any purchase or sale by an indemnitee of securities of the Registrant.

     The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act of 1933.

ITEM 16. EXHIBITS

  EXHIBIT
  NUMBER                            DESCRIPTION
  -------                           -----------
    2.1     Stock Exchange Agreement, dated as of May 13, 1999, between the Registrant and the parties listed therein and agreements related thereto. (Incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed on June 7, 1999).
    5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation.
   23.1     Consent of PricewaterhouseCoopers LLP, Independent
            Accountants.
   23.2     Consent of Counsel (included in Exhibit 5.1).
   24.1     Power of Attorney (included on page II-5).

ITEM 17. UNDERTAKINGS

a. UNDERTAKING REGARDING RULE 415 OFFERING

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

b. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. UNDERTAKING IN RESPECT OF INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

d. UNDERTAKING PURSUANT TO RULE 430A

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on June 8, 1999.

                                          8X8, INC.

                                          By: /s/ PAUL VOOIS
                                          --------------------------------------
                                          Paul Voois,
                                          Chairman of the Board and
                                          Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Paul Voois and Sandra L. Abbott, jointly and severally, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to sale attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the dates indicated in the capacities indicated.

                  SIGNATURE                                TITLE                  DATE
                  ---------                                -----                  ----
/s/ PAUL VOOIS                                   Chairman of the Board and    June 8, 1999
---------------------------------------------     Chief Executive Officer
Paul Voois                                     (Principal Executive Officer)

/s/ SANDRA L. ABBOTT                            Chief Financial Officer and   June 8, 1999
---------------------------------------------     Vice President, Finance
Sandra L. Abbott                                 (Principal Financial and
                                                    Accounting Officer)

/s/ KEITH R. BARRACLOUGH                        President, Chief Operating    June 8, 1999
---------------------------------------------      Officer and Director
Keith R. Barraclough

                  SIGNATURE                                TITLE                  DATE
                  ---------                                -----                  ----
/s/ BRIAN MARTIN                               Vice President, Engineering,   June 8, 1999
---------------------------------------------   Chief Technical Officer and
Brian Martin                                             Director

/s/ CHRIS MCNIFFE                                Vice President, Sales and    June 8, 1999
---------------------------------------------     Marketing and Director
Chris McNiffe

/s/ BERND GIROD                                          Director             June 8, 1999
---------------------------------------------
Bernd Girod

/s/ AKIFUMI GOTO                                         Director             June 8, 1999
---------------------------------------------
Akifumi Goto

/s/ GUY L. HECKER                                        Director             June 8, 1999
---------------------------------------------
Guy L. Hecker, Jr.

/s/ WILLIAM TAI                                          Director             June 8, 1999
---------------------------------------------
William Tai

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   2.1    Stock Exchange Agreement, dated as of May 13, 1999, between the Registrant and the parties listed therein, and
          agreements related thereto. (Incorporated by reference to
          Exhibit 2.1 of the Current Report on Form 8-K filed on June
          7, 1999).
   5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
  23.1    Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
  23.2    Consent of Counsel (included in Exhibit 5.1).
  24.1    Power of Attorney (included on page II-5).